Exhibit 4.30

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

United Airlines Holdings, Inc., (“UAL,” “we,” “us” or “our”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.01 per share (“Common Stock”), and the rights (each, a “Right” and, collectively, the “Rights”) to purchase from UAL one one-thousandth of a share of Series A Junior Participating Serial Preferred Stock, without par value (“Series A Preferred Stock”).

UAL is authorized to issue up to 1,000,000,000 shares of Common Stock and 250,000,000 shares of preferred stock, without par value (“Serial Preferred Stock”). UAL is also authorized to issue and has issued one share of Class Pilot MEC Junior Preferred Stock, par value $0.01 per share, and one share of Class IAM Junior Preferred Stock, par value $0.01 per share.

The general terms and provisions of our Common Stock and Rights are summarized below. It may not contain all the information that is important to you. For additional information, you should refer to the provisions of our Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), our Amended and Restated Bylaws (the “Bylaws”) and the Tax Benefits Preservation Plan, dated as of December 4, 2020 and as amended on January 21, 2021 and as further amended on December 4, 2023 (the “Tax Benefits Preservation Plan”), by and between UAL and Computershare Trust Company, N.A., as rights agent (and any successor agent, the “Rights Agent”), each of which is an exhibit to the Annual Report on Form 10-K to which this description is an exhibit and is incorporated herein by reference. Please also refer to the applicable provisions of the Delaware General Corporation Law (“DGCL”) for additional information.

DESCRIPTION OF COMMON STOCK
Listing

Our Common Stock is listed on The Nasdaq Stock Market LLC under the symbol “UAL.”

Dividends

The holders of shares of Common Stock will be entitled to receive dividends, if and when declared payable, from time to time by the UAL board of directors (the “Board”).

Liquidation

Upon any liquidation, dissolution or winding up of UAL, after all securities ranking prior to the Common Stock, including any shares of UAL’s Serial Preferred Stock, Class Pilot MEC Junior Preferred Stock and Class IAM Junior Preferred Stock, have been paid in full that to which they are entitled, the holders of the then outstanding shares of Common Stock will be entitled to receive, pro rata, the remaining assets of UAL available for distribution to its stockholders.

Voting Rights

Each outstanding share of Common Stock will entitle the holder thereof to one vote on each matter submitted to a vote at a meeting of stockholders. At meetings of stockholders, holders of Common Stock vote together as a single class with holders of UAL’s Class Pilot MEC Junior Preferred Stock and Class IAM Junior Preferred Stock on all matters except the election of directors to the Board. Except as otherwise required by the Certificate of Incorporation, each director shall be elected by vote of a majority of the votes cast with respect to that director’s election. However, if the number of director nominees exceeds the number of directors to be elected at any meeting of stockholders as of the date that is 10 days prior to the date UAL files its definitive proxy statement with the SEC, then each director shall be elected by a plurality of the votes cast and entitled to vote on the election of directors. The affirmative vote of holders of shares of UAL’s capital stock representing a majority of the votes present in person or by proxy at the meeting and entitled to be cast on the matter will be required to approve any other matters.

Absence of Other Rights

Shares of Common Stock are not convertible into, or exchangeable for, any other class or series of capital stock. Holders of Common Stock have no preemptive or other rights to subscribe for or purchase additional securities of UAL. The Certificate of Incorporation contains no sinking fund provisions or redemption provisions with respect to the Common Stock. Shares of Common Stock are not subject to calls or assessments. No personal liability will attach to holders under the laws of the State of Delaware (UAL’s state of incorporation) or of the State of Illinois (the state in which UAL’s principal place of business is located). There is no classification of the Board.

DESCRIPTION OF PREFERRED STOCK PURCHASE RIGHTS

Rights to Purchase Preferred Stock

In connection with the Tax Benefits Preservation Plan, the Board declared a dividend of one Right to stockholders of record at the close of business on December 14, 2020 (the “Record Date”). Each Right entitles its holder, under the circumstances described below, to purchase from UAL one one-thousandth of a share of Series A Preferred Stock, at an exercise price of $200.00 per Right, subject to adjustment.

The Rights attach to any shares of Common Stock that were outstanding as of the Record Date or becomes outstanding after the Record Date and prior to the earlier of the Distribution Time (as defined below) and the Expiration Time (as defined below), and in certain other circumstances described in the Tax Benefits Preservation Plan.

Until the Distribution Time, the Rights are associated with Common Stock and evidenced by Common Stock certificates or, in the case of uncertificated shares of Common Stock, the book-entry account that evidences record ownership of such shares, which contains a notation incorporating the Tax Benefits Preservation Plan by reference, and the Rights are transferable with and only with the underlying shares of Common Stock.

Separation and Distribution of Rights; Exercisability

Subject to certain exceptions, the Rights become exercisable and trade separately from Common Stock only upon the “Distribution Time,” which occurs upon the earlier of:

•the close of business on the tenth (10th) day after the “Stock Acquisition Date” (which is defined as (a) the first date of public announcement that any person or group has become an “Acquiring Person,” which is defined as a person or group that, together with its affiliates and associates, beneficially owns 4.9% or more of the outstanding shares of Common Stock (with certain exceptions, including those described below) or (b) such other date, as determined by the Board, on which a person or group has become an Acquiring Person) or
•the close of business on the tenth (10th) business day (or such later date as may be determined by the Board prior to such time as any person or group becomes an Acquiring Person) after the commencement of a tender offer or exchange offer that, if consummated, would result in a person or group becoming an Acquiring Person.

The Board may determine that any person is an Acquiring Person if such person becomes the beneficial owner of 4.9% of the then-outstanding shares of Common Stock under the regulations promulgated under the Internal Revenue Code of 1986, as amended (the “Code”).

An Acquiring Person does not include:

• UAL or any subsidiary of UAL;

• any officer, director or employee of UAL or any subsidiary of UAL in his or her capacity as such;

• any employee benefit plan of UAL or of any subsidiary of UAL or any entity or trustee holding (or acting in a fiduciary capacity in respect of) shares of capital stock of UAL for or pursuant to the terms of any such plan or for the purpose of funding other employee benefits for employees of UAL or any subsidiary of UAL;

• any person or group, together with its affiliates and associates, whose beneficial ownership of 4.9% or more of the then-outstanding shares of Common Stock will not jeopardize or endanger the availability to UAL of any net operating loss (“NOL”) or other tax attribute, as determined by the Board in its sole discretion prior to the time any person becomes an Acquiring Person (provided that such person will be an Acquiring Person if the Board subsequently makes a contrary determination in its sole discretion, regardless of the reason for such contrary determination); or

• any person or group that, together with its affiliates and associates, as of immediately prior to the first public announcement of the adoption of the Tax Benefits Preservation Plan, beneficially owns 4.9% or more of the outstanding shares of Common Stock so long as such person or group continues to beneficially own at least 4.9% of the outstanding shares of Common Stock and does not acquire shares of Common Stock to beneficially own an amount equal to or greater than the greater of 4.9% and the sum of the lowest beneficial ownership of such person or group since the public announcement of the adoption of the Tax Benefits Preservation Plan plus one share of Common Stock.

In addition, the Tax Benefits Preservation Plan provides that no person or group will become an Acquiring Person as a result of share purchases or issuances directly from UAL or through an underwritten offering approved by the Board. Also, a person or group will not be an Acquiring Person if the Board determines that such person or group has become an Acquiring Person inadvertently and such person or group as promptly as practicable divests a sufficient number of shares so that such person or group would no longer be an Acquiring Person. There are also certain exceptions for an “investment advisor” to mutual funds or a trustee of trusts qualified under Section 401(a) of the Code sponsored by unrelated corporations, unless the Board determines, in its reasonable discretion, that such investment advisor or trustee is deemed to beneficially own 4.9% or more of the shares of Common Stock then outstanding under specified regulations promulgated under the Code.

Certain synthetic interests in securities created by derivative positions, whether or not such interests are considered to be ownership of the underlying Common Stock or are reportable for purposes of Regulation 13D of the Exchange Act are treated as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of Common Stock are directly or indirectly held by counterparties to the derivatives contracts. In addition, for purposes of the Tax Benefits Preservation Plan, a person or group is deemed to beneficially own shares that such person is deemed to directly, indirectly or constructively own (as determined for purposes of Section 382 of the Code or the regulations promulgated under the Code), and Warrants and Warrant Shares (as each is defined in the Warrant Agreement, dated as of April 20, 2020, between UAL and the United States Department of the Treasury, the Warrant Agreement, dated as of September 28, 2020, between UAL and the United States Department of the Treasury, the Warrant Agreement, dated as of January 15, 2021, between UAL and the United states Department of the Treasury, and the Warrant Agreement, dated as of April 29, 2021, between the UAL and the United States Department of the Treasury) are disregarded for purposes of determining beneficial ownership.

Expiration Time

The Rights will expire on the earliest to occur of (a) the close of business on December 4, 2026 (the “Final Expiration Time”), (b) the time at which the Rights are redeemed or exchanged by UAL (as described below), (c) the close of business on the first business day following the certification of the voting results of UAL’s 2024 annual meeting of stockholders, if stockholder approval of the Tax Benefits Preservation Plan has not been obtained at such meeting, (d) upon the closing of any merger or other acquisition transaction involving UAL pursuant to a merger or other acquisition agreement that has been approved by the Board before any person or group becomes an Acquiring Person or (e) the time at which the Board determines that the NOLs and certain other tax attributes are utilized in all material respects or that an ownership change under Section 382 of the Code would not adversely impact in any material respect the time period in which UAL could use the NOLs and other tax attributes or materially impair the amount of NOLs and other tax attributes that could be used by UAL in any particular time period, for applicable tax purposes (the earliest of (a), (b), (c), (d) and (e) being herein referred to as the “Expiration Time”).

Flip-in Event

In the event that any person or group (other than certain exempt persons) becomes an Acquiring Person (a “Flip-in Event”), each holder of a Right (other than such Acquiring Person, any of its affiliates or associates or certain transferees of such Acquiring Person or of any such affiliate or associate, whose Rights automatically become null and void) will have the right to receive, upon exercise, Common Stock having a value equal to two times the exercise price of the Right.

For example, at an exercise price of $200.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Flip-in Event would entitle its holder to purchase $400.00 worth of Common Stock for $200.00. Assuming that Common Stock had a per share value of $50.00 at that time, the holder of each valid Right would be entitled to purchase eight shares of Common Stock for $200.00.

Flip-over Event

In the event that, at any time following the Stock Acquisition Date, any of the following occurs (each, a “Flip-over Event”):

• UAL consolidates with, or merges with and into, any other entity, and UAL is not the continuing or surviving entity;

• any entity engages in a share exchange with or consolidates with, or merges with or into, UAL, and UAL is the continuing or surviving entity and, in connection with such share exchange, consolidation or merger, all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other entity or cash or any other property; or

• UAL sells or otherwise transfers, in one transaction or a series of related transactions, 50% or more of UAL’s assets, cash flow or earning power, each holder of a Right (except Rights which previously have been voided as described above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

Preferred Stock Provisions

Each share of Series A Preferred Stock, if issued: will not be redeemable, will entitle the holder thereof, when, as and if declared, to quarterly dividend payments equal to the greater of $1,000 per share and 1,000 times the amount of all cash dividends plus 1,000 times the amount of non-cash dividends or other distributions paid on one share of Common Stock, will entitle the holder thereof to receive $1,000 plus accrued and unpaid dividends per share upon liquidation and, if shares of Common Stock are exchanged via merger, consolidation or a similar transaction, will entitle the holder thereof to a per share payment equal to the payment made on 1,000 shares of Common Stock.

Anti-Dilution Adjustments

The exercise price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

• in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock,

• if holders of the Series A Preferred Stock are granted certain rights, options or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock or

• upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least 1% of the exercise price. No fractional shares of Series A Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading day prior to the date of exercise.

Redemption; Exchange

At any time prior to the earlier of (i) the close of business on the tenth (10th) day following the Stock Acquisition Date or (ii) the Final Expiration Time, UAL may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment and payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board authorizing any redemption or at such later time as the Board may establish for the effectiveness of the redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

At any time after any Acquiring Person, together with all of its affiliates and associates, becomes the beneficial owner of fifty percent (50%) or more of the outstanding shares of Common Stock, UAL may exchange the Rights (other than Rights owned by the Acquiring Person, any of its affiliates or associates or certain transferees of Acquiring Person or of any such affiliate or associate, whose Rights will have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Series A Preferred Stock (or of a share of a class or series of Serial Preferred Stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Exemption Requests

A person desiring to effect a transaction that might result in such person becoming a beneficial owner of 4.9% or more of the then-outstanding shares of Common Stock may, by following the procedures outlined in the Tax Benefits Preservation Plan, request that the Board determine that such person would not be an Acquiring Person. In such case, the Board may grant the exemption notwithstanding the effect on UAL’s NOLs and other tax attributes, if the Board determines that such approval is in the best interests of UAL. The Board may impose any conditions that it deems reasonable and appropriate in connection with any such determination, including restrictions on the ability of the requesting person to transfer shares acquired by it in the transaction requiring approval.

Amendment of the Tax Benefits Preservation Plan

UAL and the Rights Agent may from time to time amend or supplement the Tax Benefits Preservation Plan without the consent of the holders of the Rights. However, on or after the Stock Acquisition Date, no amendment can materially adversely affect the interests of the holders of the Rights (other than the Acquiring Person, any of its affiliates or associates or certain transferees of Acquiring Person or of any such affiliate or associate).

Miscellaneous

While the distribution of the Rights is not taxable to stockholders or to UAL, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) or for common stock of the acquiring company or in the event of the redemption of the Rights as described above.

FOREIGN OWNERSHIP LIMITATION

The Certificate of Incorporation limits the total number of shares of equity securities held by all persons who fail to qualify as citizens of the United States to having no more than 24.9% of the voting power of all outstanding equity securities of UAL.

CERTAIN ANTI-TAKEOVER EFFECTS

General. Certain provisions of our Certificate of Incorporation, our Bylaws, the Tax Benefits Preservation Plan and the DGCL could make it more difficult to consummate an acquisition of control of us by means of a tender offer, a proxy fight, open market purchases or otherwise in a transaction not approved by our Board. The summary of the provisions set forth below does not purport to be complete and is qualified in its entirety by reference to our Certificate of Incorporation, our Bylaws, the Tax Benefits Preservation Plan and the DGCL.

Undesignated Preferred Stock. Our ability to issue undesignated Serial Preferred Stock makes it possible for the Board to issue Serial Preferred Stock with super voting, dividend or other special rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire UAL. This may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of UAL.

No Stockholder Action by Written Consent. The Certificate of Incorporation provides that any action required or permitted to be taken by UAL stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by consent in writing by such stockholders.

Limitations on Stockholder Rights to Call Special Meetings. The Bylaws provide that special meetings of the stockholders may be called only (i) by both the Chief Executive Officer and the Chairperson of the Board, (ii) by the Board or (iii) subject to certain requirements set forth in the Bylaws, by the Secretary, upon the written request of one or more stockholders of record of UAL that together have continuously held, for their own account or on behalf of others, beneficial ownership of at least a 25% aggregate “net long position” (as defined in the Bylaws) of the outstanding shares of Common Stock for at least one year prior to the date such request is delivered to UAL.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals; Meeting Procedures. The Bylaws establish advance notice procedures with respect to stockholder proposals for annual meetings and the nomination of candidates for election as directors to the Board (other than nominations pursuant to the terms of the Class Pilot MEC Junior Preferred Stock, the Class IAM Junior Preferred Stock or nominations made by or at the direction of the Board or a committee of the Board). In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide UAL with certain information. Under the Bylaws, the Board may also adopt rules, regulations and procedures for the conduct of stockholder meetings as the Board deems appropriate, and except to the extent inconsistent with such rules, regulations and procedures adopted by the Board, the person presiding at any meeting of stockholders has the right and authority to convene and (for any or no reason) to recess or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such person, are necessary, appropriate or convenient for the proper conduct of the meeting, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These procedures and provisions may deter, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of UAL.

No Stockholder Filling of Vacancies. Board vacancies and newly created directorships may only be filled by a vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Thus, even if stockholders remove a director from office, the vacancy created by such removal may only be filled by the Board.

Business Combinations. We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. Section 203 prevents certain Delaware corporations from engaging, under certain circumstances, in a “business combination” (as defined therein), which includes, among other things, a merger or sale of more than 10% of the corporation’s assets, with any interested stockholder for three years following the date that the stockholder became an interested stockholder. An interested stockholder is a stockholder who acquired 15% or more of the corporation’s outstanding voting stock or an affiliate or associate of such person.

Tax Benefits Preservation Plan. The Tax Benefits Preservation Plan could have certain anti-takeover effects because the Rights provided to holders of our Common Stock under the Tax Benefits Preservation Plan will cause substantial dilution to an Acquiring Person. While the Tax Benefits Preservation Plan is intended to preserve our current ability to utilize NOLs and certain other tax attributes, it effectively deters current and future purchasers from accumulating more than 4.9% of UAL’s securities, which could delay or discourage attempts that our stockholders may consider favorable. The Tax Benefits Preservation Plan should not interfere with any merger or other business combination approved by the Board.

CHOICE OF FORUM

The Bylaws provide that, unless a majority of the Board, acting on behalf of UAL, consents in writing to the selection of an alternative forum, (a) the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the exclusive forum for: (i) any derivative action or proceeding brought on behalf of UAL, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of UAL to UAL or UAL’s stockholders, (iii) any action asserting a claim against UAL or any of its directors, officers or other employees arising pursuant to any provision of the DGCL, the Bylaws or the Certificate of Incorporation (in each case, as may be amended from time to time), (iv) any action asserting a claim against UAL or any of its directors, officers or other employees governed by the internal affairs doctrine of the State of Delaware or (v) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, in all cases subject to the court’s having personal jurisdiction over all indispensable parties named as defendants, and (b) the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for the resolution of any action asserting a cause of action arising under the Securities Act of 1933, as amended. However, it is possible that a court could find UAL’s forum selection provision to be inapplicable or unenforceable. Furthermore, because the applicability of the exclusive forum provision is limited to the extent permitted by law, UAL does not intend that the exclusive forum provision described in clause (a) above would apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.